STATE OF MAINE                        Docket No. 2001-635

PUBLIC UTILITIES COMMISSION
                                       September 25, 2001
PUBLIC SERVICE COMPANY OF

NEW HAMPSHIRE, Request For Approval
Of Reorganization



ORDER

WELCH, Chairman; NUGENT and DIAMOND, Commissioners


I. SUMMARY

   Pursuant to 35-A M.R.S.A. Section 708, we approve a reorganization that will occur if Public Service Company of New Hampshire (PSNH) creates a subsidiary to issue $96 million in Rate Reduction Bonds as part of restructuring of the electric industry in New Hampshire, subject to the condition that the New Hampshire Public Utilities Commission approves the transaction.

II. DISCUSSION AND DECISION

    On September 22, 2000, PSNH requested our approval of a possible reorganization that will occur if it establishes a separate subsidiary to issue $96 million in Rate Reduction Bonds. PSNH makes this request of the Maine Commission because we have previously determined that PSNH is a "public utility" in Maine subject to our jurisdiction because PSNH owns property in Maine, which is defined as "transmission and distribution plant" under 35-A M.R.S.A. Section 102(20-A). This primarily consists of transmission lines.
See Public Service Co. of New Hampshire, Request for
Exemption of 35-A M.R.S.A. Section 708(2)(A), Docket No. 2000-46 (Mar. 17, 2000) (listing PSNH's T & D properties in Maine).
Under 35-A M.R.S.A. Section 708, the Commission must approve utility reorganizations. No reorganization may be approved unless the Commission finds that "the reorganization is consistent with the interests of the utility's ratepayers and investor. Also in approving any reorganization, the Commission must assure that "the ability of the utility to provide safe, reasonable and adequate service is not impaired."<SPAN style="mso-spacerun:
yes">  35-A M.R.S.A. Section 708(2)(A)(4).

In October 2000, we approved a reorganization of PSNH through the creation of a wholly-owned limited liability company known as "SPE," so that it could issue up to $670 million of Rate
Reduction Bonds. Public Service Company of New Hampshire Request for Approval of Reorganization, Docket No. 2000-803 (Oct. 3, 2000). That series of Rate Reduction Bonds was issued under authority granted by the New Hampshire Legislature in RSA Chapter 369-B, which authorized the use of securitization by PSNH to recover certain of its stranded costs associated with restructuring of the electric utility industry. In addition to the $670 million in Rate Reduction Bonds involved in the reorganization addressed by Docket No. 2000-803, the New Hampshire Legislature authorized, in RSA 369-B:3,IV, the issuance of not more than $130 million in Rate Reduction Bonds to finance renegotiated agreements of certain of PSNH's power purchase obligations. The proceeds from the $96 million in bonds involved here will be used by PSNH in connection with agreements the Company has entered into with the Hemphill Power and Light Company and the Whitefield Power and Light Company for the buy-down of power purchase obligations for two wood-fired generating plants.

According to PSNH, the SPE may be used to issue the $96 million in Revenue Reduction Bonds in which case no reorganization will occur under Maine law. On the other hand, PSNH may determine that it is prudent to create a new subsidiary to issue these $96 million in bonds. If that option is pursued, then PSNH will create a new affiliated interest, and approval of the reorganization is required under Section 708. Approval of this option is currently pending before the New Hampshire Public Utilities Commission.

As we have previously stated in our order approving the merger of Northeast Utilities, parent company of PSNH, with Consolidated
Edison:


PSNH's contacts with the State of Maine are extremely limited. While it owns and operates certain transmission and distribution plant in Maine, it does not provide retail service to any customers in Maine nor does it receive any compensation in Maine as a result of the properties it owns in Maine. Our primary interest is in assuring that PSNH maintains its T&D plant in Maine in a safe and reasonable manner.

Because PSNH's contacts are so limited, we believe we can adequately discharge our responsibilities under section 708 by approving the reorganization based upon the New Hampshire Public Utilities Commission's approval. We expect that the reorganization will not affect PSNH's ability to maintain its T&D plant in Maine in a safe and reasonable manner and in accordance with the National Electric Safety Code, as required by 35-A M.R.S.A. Section 2305-A(2).


Public Service Company of New Hampshire, Request for Approval of
Reorganization, Docket No. 2000-046 (March 17, 2000).

These same circumstances remain in effect. Therefore, we approve this potential reorganization as described in PSNH's request dated September 13, 2001, on the condition that the New Hampshire
Public Utilities Commission approves the transaction.

Dated at Augusta, Maine, this 25th day of September, 2001.

BY ORDER OF THE COMMISSION

/s/ Dennis L. Keschl
    Dennis L. Keschl

    Administrative Director


COMMISSIONERS VOTING FOR: Welch

                          Nugent

                          Diamond


NOTICE OF RIGHTS TO REVIEW OR APPEAL

      5 M.R.S.A. Section 9061 requires the Public
Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

      1. Reconsideration of the Commission's Order may be requested under Section 1004 of the Commission's Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

      2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. Section 1320(1)-(4) and the Maine Rules of Civil Procedure, Rule 73, et seq.


      3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-
A M.R.S.A. Section 1320(5).

Note: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.